UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended April 30, 2003 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission File Number 333-55380

A.	Full title of the plan and address of the plan:

BEARINGPOINT, INC. 401(K) PLAN

c/o Human Resources

BearingPoint, Inc.

1676 International Drive

McLean, Virginia 22102

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

BearingPoint, Inc.

1676 International Drive

McLean, Virginia 22102

REQUIRED INFORMATION

Page
REPORT OF INDEPENDENT AUDITORS

Report of Pricewaterhouse Coopers LLP	4

Report of Grant Thornton LLP	5

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	6

Statements of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – April 30, 2003	14

EXHIBITS

EXHIBIT 23.1 – Consent of Pricewaterhouse Coopers LLP	15

EXHIBIT 23.2 – Consent of Grant Thornton LLP	16

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BEARINGPOINT, INC. 401(K) PLAN

Date: October 27, 2003	By: /s/ Joanne D. Myles
Joanne D. Myles
Acting Chair, 401(k) Plan Committee

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of

the BearingPoint, Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the financial status of the BearingPoint, Inc. 401(k) Plan (the “Plan”) at April 30, 2003, and the changes in its financial status for the year ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Plan as of April 30, 2002 and for the year then ended were audited by other auditors whose report dated December 16, 2002 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

McLean, Virginia

October 24, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BearingPoint, Inc. 401(k) Committee

We have audited the accompanying statement of net assets available for benefits of the BearingPoint, Inc. 401(k) Plan (the “Plan”) as of April 30, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the management of the Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, MA

December 16, 2002

BEARINGPOINT, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	April 30,
	2003	2002

ASSETS

Investments (Note C)	$280,105,603	$267,294,561

Receivables:
Company contributions, net of forfeitures	2,176,042	1,159,136
Other	9,991	11,477

Total receivables	2,186,033	1,170,613

Net assets available for benefits	$282,291,636	$268,465,174

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended April 30,
	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (Note C)	$(32,956,282)	$(31,127,684)
Interest and dividends	6,056,406	7,934,995
Other	120,779	140,347

Total investment loss	(26,779,097)	(23,052,342)

Contributions:
Participant contributions and rollovers	61,545,212	50,834,006
Company contributions, net of forfeitures	3,811,542	2,045,625

Total contributions	65,356,754	52,879,631

Total additions	38,577,657	29,827,289

Deductions from net assets attributed to:
Benefit payments to participants	24,622,899	27,402,897
Administrative expenses (Note A-9)	128,296	176,967

Net increase	13,826,462	2,247,425

Net assets available for benefits
Beginning of year	268,465,174	266,217,749

End of year	$282,291,636	$268,465,174

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

April 30, 2003 and 2002

NOTE A – Description of the Plan

1.	General

The following brief description of the BearingPoint, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the provisions of the Plan.

As of January 31, 2000, KPMG LLP separated its Consulting Business from its remaining businesses, and transferred the Consulting Business into a separate corporate entity, KPMG Consulting, Inc., which subsequently changed its name to BearingPoint, Inc. on October 2, 2002. In connection with the separation from KPMG LLP, BearingPoint, Inc. (the “Company”) established a new 401(k) plan for its employees.

The Plan is a defined contribution plan. All full-time and part-time employees of the Company regularly scheduled to work 1,000 hours in the plan year, or who have completed one year of service, are eligible to participate. The Plan has two features: the 401(k) portion, which allows participants to make pre-tax contributions, and the thrift portion, which allows participants to make after-tax contributions. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.	Contributions

Participants may contribute from 1 percent to 50 percent of their annual pre-tax compensation to the maximum permitted by the Internal Revenue Code, $12,000 for calendar year ended 2003 and $11,000 for calendar year ended 2002, as further limited by the Internal Revenue Code. Participants may elect to make after-tax contributions up to a maximum of 50 percent of their aggregate compensation on a combined pre-tax and after-tax basis. Participants may also rollover amounts representing distributions from other qualified retirement plans. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. The Plan currently offers participants a variety of investment options, including collective trusts, mutual funds and a common stock fund, which is invested primarily in shares of the Company’s common stock. Employees may elect to invest their retirement funds in the common stock fund, but no provisions of the Plan require them to do so. Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. The Plan does not restrict the ability of employees to dispose of any of the Company’s common stock that they hold in their retirement funds. Participants may transfer part or all of existing account balances among funds in the plan at any time.

Employees who make salary reduction contributions during the plan year and who are employed on the last day of the Plan year may receive a Company matching contribution granted at the discretion of the Board of Directors of up to 50 percent of the first six percent of pre-tax base compensation contributed to the Plan. The matching contribution is calculated once a year on the last day of the Plan year. Matching contributions may be made in cash or common stock of the Company. When the Company match is paid in cash, participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. Matching contributions for the years ended April 30, 2003 and 2002 were $2,176,042, or 10%, and $1,159,136, or 10%, respectively. Matching contributions were paid in cash subsequent to the respective Plan year end and were net of forfeitures of approximately $887,267 and $1,635,526, respectively. Forfeitures represent the unvested account balances for participants who have terminated their employment with the Company. Matching contributions for the years ended April 30, 2003 and 2002 are classified in the statement of net assets available for benefits as receivables, as matching contributions are paid subsequent to the Plan year end.

BEARINGPOINT, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2003 and 2002

The Company may, at its discretion, make profit-sharing contributions to the Plan to eligible employees employed on the last day of the plan year, allocated according to their relative amount of compensation. Investment allocations of profit-sharing contributions are participant-directed. No profit-sharing contributions were made for Plan years ended April 30, 2003 and 2002.

3.	Participant Accounts

The Plan recordkeeper (Merrill Lynch & Co.) maintains an account in the name of each participant constituting the sum of the participant’s pre-tax contributions, after-tax contributions, matching contributions, profit-sharing contributions, rollover contributions and share of the net earnings, losses and expenses, if any, of the various investment funds; less any loans and withdrawals.

The interest of each participant in each of the funds is represented by units/shares credited to the participant’s account. On each valuation date, the unit value of each fund is determined by dividing the current market value of the assets in that fund on that date by the number of units in the fund.

The benefit to which the participant is entitled is equal to the vested benefit of the participant’s account.

4.	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions portions of the participant’s account balance, plus actual earnings thereon, is based on years of service. Matching and profit-sharing contributions vest at a rate of 25% per year, starting in year two, with 100% vested after five years of service.

5.	Participant Loans

Active participants may borrow from their vested matching contributions account, pre-tax contributions account and rollover account (in such order), excluding the thrift account, a minimum of $500 to a maximum equal to the lesser of $50,000 or fifty percent of their aggregate vested account balances. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. A participant may have up to two loans outstanding at any time. The loans are secured by the account balance under the Plan and bear interest at 1% plus the prime interest rate at the date of the loan. As of April 30, 2003 and 2002, interest rates ranged from 4.25% to 11.00%. Principal and interest are generally repaid through regular semi-monthly after-tax payroll deductions, however participants may elect to repay the entire outstanding loan balance at any time, with no penalty.

Upon a participant’s termination of employment, any loan that is outstanding shall become immediately payable in full. Participant loans considered in default based on the terms of the plan document are deemed cancelled and are included as distributions in the statement of changes in net assets available for benefits. During the plan year ended April 30, 2003 and 2002, $1,365,874 and $236,706, respectively, in defaulted participant loans were treated as deemed distributions.

The plan sponsor utilizes the Internal Revenue Service’s Employee Plans Compliance Resolution System (EPCRS), described in Revenue Procedure 2002-47, to correct and appropriately document any plan operational errors with respect to the delinquent repayment of participant loans.

6.	Withdrawals

Participants employed with the Company who have attained age 59 ½ may withdraw all or any portion of his/her vested account balance upon approval by the Company’s 401(k) Plan Committee.

BEARINGPOINT, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2003 and 2002

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. Participants must submit evidence of hardship to the Company’s 401(k) Plan Committee, who will determine whether the situation qualifies for a hardship withdrawal.

7.	Distributions

Upon termination of service, a participant who has vested benefits below $5,000 (excluding any rollover amounts) receives a lump-sum distribution. A participant whose vested benefits equal or exceed $5,000 (excluding any rollover amounts) may elect to receive a distribution of his/her account balance or leave the vested balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant attains age 70 ½. A participant may elect to receive his/her distribution as a lump-sum distribution, or in monthly installments over a period not to exceed his/her life expectancy, or the joint and last survivor life expectancy of him/her or his/her beneficiary.

Upon the death of a participant, the value of the participant’s account will be distributed to the participant’s beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant’s spouse, unless the participant’s spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is cancelled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid to your surviving spouse or, if no surviving spouse exists, to the participant’s estate.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Administration

The assets of the Plan are held by Merrill Lynch & Co., as Trustee, of the BearingPoint, Inc. 401(k) Plan Trust (the “Trust”). The assets in the Trust are invested in various mutual funds, collective trusts, money market funds and common stock. The assets of the Plan are invested with the following investment managers as of April 30, 2003: Merrill Lynch & Co.; Fidelity Management and Research Company; Franklin Templeton Investments; Massachusetts Financial Services Company; Lord Abbett; Hotchkis and Wiley Funds; Federated Investors; Oppenheimer Funds; and Pimco Advisors.

Prior to October 31, 2001, the Compensation and Benefits group of KPMG LLP performed the primary administrative functions of the Plan. As of November 1, 2001, these services were transitioned to the BearingPoint Compensation and Benefits group, which now provides administrative services for the Plan. Neither KPMG LLP nor BearingPoint have received compensation from the Plan for services provided. Administrative costs of the Plan that are deducted from participants’ accounts include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, and (b) investment management fees which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value. Administrative expenses paid for by the Plan primarily relate to the Plan’s Financial Engines Online Investment Advice program. Operational expenses, including expenses related to the use of premises, facilities and equipment, etc. for the years ended April 30, 2003 and 2002, were paid by the Company.

BEARINGPOINT, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2003 and 2002

10.	Risks and Uncertainties

The Plan provides for various investment options in mutual funds, bank collective trusts and common stock, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participant’s account balances and the amounts reported.

NOTE B – Summary of Significant Accounting Policies

1.	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

2.	Investment Valuation

Investments are stated at fair value. Cash and cash equivalents are reported at cost which approximates fair value. Investments in mutual funds are valued at the net asset values per share as quoted by the funds as of the valuation date. Investments in guaranteed investment contracts are valued at contract value in accordance with AICPA Statement of Position 94-4 (“SOP 94-4”), “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.” Contract value is equal to cost plus earnings, less participant withdrawals. Shares of common stock are valued at quoted market prices at the end of the period. Collective trusts are valued at the asset value per unit as determined by the fund as of the valuation date.

Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Unsettled security transactions at year end are reflected in the financial statements as a net payable or receivable. Dividend income is recorded as of the “ex-dividend date,” and interest income is recorded on the accrual basis.

3.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may differ significantly from those estimates.

4.	Payment of Benefits

Benefits payments to participants are recorded upon distribution.

BEARINGPOINT, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2003 and 2002

NOTE C – Investments

The following investments represent 5% or more of the Plan’s net assets as of April 30, 2003 and 2002:

	April 30,
	2003	2002
Fidelity Magellan Fund	$48,805,170	$55,294,616
Merrill Lynch Retirement Preservation Trust	47,013,565	40,741,534
Merrill Lynch Equity Index Trust	33,951,317	37,360,197
Merrill Lynch Basic Value Fund	29,796,946	32,599,852
Merrill Lynch Fundamental Growth Fund	24,048,407	26,490,742

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	Year ended April 30,
	2003	2002
Mutual Funds	$(26,310,128)	$(25,497,195)
Collective Trusts	(5,567,164)	(5,862,766)
Common Stock	(1,078,990)	232,277

Net depreciation in fair value of investments	$(32,956,282)	$(31,127,684)

NOTE D – Investment Contract with Insurance Companies

During the Plan year ended April 30, 2002, one of the investment options offered by the Plan was the Blended Fixed Interest Fund. The Blended Fixed Interest Fund invested in a guaranteed interest contract with JP Morgan and in the Merrill Lynch Retirement Preservation Trust (MLRPT), which invests in guaranteed interest and annuity contracts and synthetic GICs. As of July 31, 2001, the Blended Fixed Interest Fund was closed, and all the assets held within the fund were transferred into the MLRPT. As of July 31, 2001, approximately $31,201,000 in total assets were transferred into the MLRPT.

The average yield applicable to guaranteed interest and annuity contracts for the period ended July 31, 2001 was approximately 6.14%.

NOTE E – Related Party Transactions

Certain Plan investments are shares of mutual funds and collective trusts managed by Merrill Lynch & Co. As of April 30, 2003 and 2002, Merrill Lynch & Co. was the trustee of the Plan, and, therefore, these transactions are considered party-in-interest transactions. Additionally, Merrill Lynch & Co. acts as the recordkeeper for the Plan.

At April 30, 2003, the Plan held 259,097 shares of the Company’s common stock valued at $2,116,826. At April 30, 2002, the Plan held 113,255 shares of the Company’s common stock valued at $1,981,966. During the years ended April 30, 2003 and 2002, the Plan purchased shares of the Company’s common stock having values of $1,857,852 and $1,804,450, respectively, and sold shares of the Company’s common stock having values of $757,412 and $1,238,034, respectively.

BEARINGPOINT, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

April 30, 2003 and 2002

NOTE F – Income Tax Status

The Trust established under the Plan is designed to qualify under Section 401(a) of the Internal Revenue Code. The Plan Administrator has submitted a request for determination to the Internal Revenue Service. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

Subsequent to April 30, 2003, the Plan received a favorable determination letter from the IRS on July 18, 2003.

NOTE G—Plan Amendments

Effective May 1, 2002, the Plan was amended whereby (a) the vesting schedule for the Company matching contribution was changed from a five year cliff vesting schedule to a five year graded vesting schedule, (b) the Plan will accept eligible rollover distributions from other qualified plans and also 403 (b) plans and IRA’s, (c) the Plan added the catch up contribution feature for all participants age 50 and older, (d) 401(h) limits have been increased to 100% of compensation up to $40,000, and (e) the maximum salary reduction was changed from 20% to 50% of aggregate compensation on a combined pre-tax and after-tax basis.

NOTE H – Subsequent Events

In August 2003, the Company announced a temporary blackout period for the purchase of BearingPoint, Inc. common stock through company-sponsored programs. The temporary blackout period began on August 14, 2003 in connection with the Company’s announcement that it was restating its financial results for the first three quarters of fiscal year 2003. Participants of the Plan were unable to direct that plan contributions be allocated to purchase Company common stock or to reallocate their account balances so as to transfer any amount into Company common stock during the blackout period. Participants could still sell Company common stock at any time, subject to the Company’s Insider Trading Policy. During the blackout period amounts that pursuant to a participant’s investment election would have otherwise been used to purchase Company common stock were invested in the Merrill Lynch Retirement Preservation Trust Fund. Participants can purchase Company common stock with these funds after the blackout period ends by contacting the Plan’s recordkeeper (Merrill Lynch & Co.) to execute a fund transfer. The temporary blackout period ended on October 6, 2003.

BEARINGPOINT, INC. 401(K) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

APRIL 30, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d)	(e) Current Value
*	Merrill Lynch International Index Collective Trust	Collective Trust, 159,610.7280 units	**	$1,387,017
*	Merrill Lynch Small Cap Index Collective Trust	Collective Trust, 170,090.2803 units	**	2,075,101
*	Merrill Lynch Aggregate Bond Index Collective Trust	Collective Trust, 221,497.5111 units	**	3,512,951
*	Merrill Lynch Retirement Preservation Trust	Collective Trust, 47,013,565.0955 units	**	47,013,565
*	Merrill Lynch Equity Index Trust Fund	Collective Trust, 517,313.9856 units	**	33,951,317
	Federated American Leaders Fund, Inc.	Mutual Fund, 52,305.3248 units	**	968,695
	Fidelity Magellan Fund	Mutual Fund, 588,084.9463 units	**	48,805,170
	Frankiln Balance Sheet	Mutual Fund, 72,913.9540 units	**	2,726,253
	Franklin SML—MID Cap Growth Fund	Mutual Fund, 51,220.3698 units	**	1,185,239
	Hotchkis & Wiley Small Cap Fund	Mutual Fund, 267,286.9663 units	**	8,093,451
	Lord Abbet Global Income Fund	Mutual Fund, 206,881.6827 units	**	1,462,654
	Lord Abbett Affiliated Fund	Mutual Fund, 57,954.3124 units	**	632,861
	Massachusetts Investors Growth Stock Fund	Mutual Fund, 658,938.6363 units	**	6,418,062
	Massachusetts Investors Trust	Mutual Fund, 107,492.4322 units	**	1,426,425
*	Merrill Lynch Balanced Captial Fund	Mutual Fund, 280,503.9462 units	**	6,457,201
*	Merrill Lynch Basic Value Fund	Mutual Fund, 1,248,824.2176 units	**	29,796,946
*	Merrill Lynch Bond Fund—High Income	Mutual Fund, 827,622.6993 units	**	3,889,827
*	Merrill Lynch Fundamental Growth Fund	Mutual Fund, 1,806,792.3867 units	**	24,048,407
*	Merrill Lynch International Value Fund	Mutual Fund, 77,106.2634 units	**	1,277,640
*	Merrill Lynch Small Cap Value Fund	Mutual Fund, 311,458.3996 units	**	5,942,626
	MFS Global Equity Fund	Mutual Fund, 51,288.5533 units	**	869,341
	MFS Government Securities Fund	Mutual Fund, 562,088.5269 units	**	5,604,023
	MFS Research Fund	Mutual Fund, 104,567.2608 units	**	1,544,458
	Oppenheimer Global Fund	Mutual Fund, 26,376.0106 units	**	951,646
	Oppenheimer International Growth Fund	Mutual Fund, 118,436.9837 units	**	1,253,063
	Pimco Total Return Fund	Mutual Fund, 1,235,369.9518 units	**	13,440,825
	Templeton Foreign Fund	Mutual Fund, 1,556,348.6108 units	**	12,715,368
	Employee Self Direct Option Assets	Mutual Fund, 35,654.0055 units	**	331,251
	Common Stock	Common Stock, 82,535.4191 shares	**	771,682
*	BearingPoint, Inc. Common Stock	Common Stock, 259,097.4323 shares	**	2,116,826
	Loans to Participants, 4.25 to 11.0%		**	6,469,383
	Cash and cash equivalents		**	2,966,329

				$280,105,603

* Party-in-interest

** Cost information omitted for fully-participant directed investments